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Report of Independent Registered Public Accounting Firm

The Board of Directors
Canaccord Genuity Inc.

We have audited the accompanying consolidated statement of financial condition of Canaccord Genuity Inc. and subsidiaries ("the Company") as of March 31, 2016. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the consolidated financial position of Canaccord Genuity Inc. and subsidiaries at March 31, 2016, in conformity with U.S. generally accepted accounting principles.

Ernst & Young LLP

June 06, 2016